FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter regarding a note dated July 3, 2009 sent by Telecom Italia S.p.A. to Telecom Argentina S.A. ("Telecom Argentina" or "the Company").

Item 1

Buenos Aires, July 6, 2009

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A., I am writing to you with reference to a request for information sent by the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) to the Company, regarding press articles that were published informing about a supposed mandate given to Credit Suisse to sell shares of Telecom Italia S.p.A.

In connection with this request, please find attached a free translation of the note sent by Telecom Italia S.p.A., that is being provided with the aim of informing the financial community.

Yours sincerely,

Telecom Argentina S.A. /s/Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

FREE TRANSLATION

Telecom Italia S.p.A.
Prot. 0004409- TI

Rome, July 3, 2009

Telecom Argentina S.A.
Alicia Moreau de Justo 50
Buenos Aires- Argentina
To the Chairman of the Board of Directors
Dr. Enrique Garrido

We are writing you with reference to your letters dated June 22 and 24, 2009 regarding the information communicated by your company to the Buenos Aires Stock Exchange and to the Comisión Nacional de Valores concerning the press articles published in Argentina dealing with a supposed transfer of Telecom Italia Group´s stake in Sofora Telecomunicaciones S.A. (“Sofora”) and with the existence of a mandate granted to Credit Suisse.

As known, during the last months Argentine telecommunications and antitrust authorities have issued arbitrary resolutions that cause damage to the power to dispose of and the exercise of Telecom Italia´s rights. In spite of its intention to keep and value its stake in Sofora in order to continue to contribute to the growth of Telecom Argentina S.A., said circumstance has taken Telecom Italia to evaluate alternative solutions, among others the possible transfer of its shares in Sofora.

It should be mentioned that contacts with Credit Suisse have existed for some time in order to analyze possible alternative strategies in the Argentine telecommunications market, including the existence of potential investors interested in buying Telecom Italia´s stake in Sofora. Telecom Italia shall evaluate the opportunities that may be driven from said analysis and that may be of interest.

Finally, it should be noted that Telecom Italia has not reached any decision yet regarding a possible transfer of its shares and that it has not concluded any agreement therefore.

Yours sincerely,

Telecom Italia S.p.A.
Vincenzo Covelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 06, 2009	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman of the Board of Directors